UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   May 8, 2006                        /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

[GRAPHIC OMITTED][GRAPHIC OMITTED]  [COMPANY LOGO OMITTED]

                                DECEMBER 31, 2005

                               PRESIDENT'S REPORT

DEAR SHAREHOLDER:

2005 WAS A  FORMATIVE  YEAR IN THE  HISTORY  OF  AMERA  RESOURCES.  THE  COMPANY
SOLIDIFIED ITS FOCUS IN PERU WITH THE ADDITION OF AN EXPERIENCED TEAM OF EX-ANGLO GOLD EXPLORATION PROFESSIONALS IN LIMA AND WITH THE ACQUISITION OF FIVE NEW KEY PROJECTS. AMERA NOW HOLDS A PORTFOLIO OF EIGHT PROJECTS IN THAT COUNTRY AND IS COMMITTED TO QUICKLY ADVANCING THEM TO THE DRILL-READY STAGE.

IN THE FIRST HALF OF THE YEAR, AMERA ACQUIRED ADDITIONAL GROUND CONTIGUOUS TO THE ESPERANZA PROJECT AND EMBARKED ON AN AGGRESSIVE EXPLORATION CAMPAIGN, QUICKLY BRINGING THE PROJECT TO THE DRILLING STAGE. SIX GOLD TARGETS HAVE BEEN IDENTIFIED TO DATE AND THE PROJECT IS NOW ADJACENT TO BUENAVENTURA'S PORACOTA GOLD DEPOSIT.

OTHER PROPERTY ACQUISITIONS HAVE BEEN TARGETED IN THE SANTO TOMAS AREA WHERE AMERA HAS STAKED AND OPTIONED THREE PROJECTS: CRUZ DE MAYO, ACERO AND FUYANI. WORK PROGRAMS ARE BEING PLANNED TO ADVANCE THESE PROJECTS IN 2006.

LATE IN THE YEAR, AMERA TARGETED PROSPECTIVE AREAS IN THE JUNIN DEPARTMENT, SITUATED NORTHWEST OF LIMA. TO DATE, THE COMPANY HAS BEEN SUCCESSFUL IN STAKING TWO COPPER-SILVER PROPERTIES: COCHA AND MITU. THESE PROJECTS, WHILE AT AN EARLY STAGE, EXHIBIT EXTENSIVE TARGET AREAS WITH IMPRESSIVE SURFACE SAMPLE VALUES. THE MINERALIZATION STYLE OF THESE PROJECTS IS SIMILAR TO THE GIANT LUBIN DEPOSIT OF POLAND - WHICH HAS BEEN IN PRODUCTION FOR OVER 100 YEARS.

IN ORDER TO MAINTAIN OUR FOCUS AND EFFORTS IN PERU, WE ARE INVITING PARTNERS TO ASSIST US IN EXPLORING OTHER PROJECTS SITUATED IN ARGENTINA AND NEVADA, USA THAT DESERVE FURTHER INVESTIGATION

AMERA'S ACHIEVEMENTS OVER THE PAST YEAR HAVE SHOWN THAT THE COMPANY IS DRIVEN AND FOCUSED ON LEVERAGING THE POTENTIAL OF ITS PROPERTIES, NETWORK OF CONTACTS AND TALENT OF THE HIGHLY EXPERIENCED TECHNICAL AND MANAGEMENT TEAMS.

WE BELIEVE THAT THE COMPANY'S CURRENT SHARE PRICE UNDERSTATES OUR INHERENT VALUE. A STRONG TREASURY, OVER 55,000 HECTARES OF PROPERTY, A STRONG BULL MARKET FOR COPPER AND PRECIOUS METALS, ALONG WITH AMERA'S EXPANDING SHAREHOLDER BASE ALL POINT TO AN EVENTFUL AND EXCITING YEAR FOR 2006.

I WOULD LIKE TO THANK YOU, OUR SHAREHOLDERS AND SUPPORTERS, FOR YOUR CONTINUED SUPPORT OVER THE PAST YEAR AS THE COMPANY HAS WORKED AT DEVELOPING ITS EXPLORATION OPPORTUNITIES. YOU CAN BE ASSURED OF OUR COMMITMENT TO FURTHER ENHANCE SHAREHOLDER VALUE FOR 2006 AND BEYOND.

SINCERELY,

/s/ NIKOLAOS CACOS
------------------
NIKOLAOS CACOS
PRESIDENT & C.E.O.

                           AMERA RESOURCES CORPORATION
                         709 - 837 West Hastings Street
                             Vancouver, B.C. V6C 3N6

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Amera Resources Corporation (the "Company") will be held at The Ferguson Room, Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia, on Tuesday, the 27th day of June, 2006 at the hour of 10:00 a.m. (Vancouver time), for the following purposes:

     1.   To receive the report of the directors;
     2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;
     3.   To determine the number of directors at five (5);
     4.   To elect directors;
     5. To reappoint auditors and to authorize the directors to fix their remuneration;
     6. To approve the November 2003 Stock Option Plan that provides for up to 10% of the Company's issued and outstanding shares to be available as stock options to directors, officers, employees, consultants and others providing services to the Company, as more particularly described in the Company's Information Circular; and
     7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is a Management Information Circular and form of proxy for the Shareholders. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

If you are a registered Shareholder of the Company and unable to attend the Meeting in person, please read, complete, date and sign the accompanying form of proxy and deposit it with Computershare Trust Company, attention: Proxy
Department by 10:00 a.m. Vancouver time, on June 22nd (or at least 48 hours excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. Please advise the Company of any change in your mailing address.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the INCOME TAX ACT (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia on May 8, 2006.

                       By Order of the Board of Directors

                               /s/ NIKOLAOS CACOS
                        Nikolaos Cacos, President and CEO

                           AMERA RESOURCES CORPORATION
                                 (The "Company")
                      Suite 709 - 837 West Hastings Street
                       Vancouver, British Columbia V6C 3N6

                              INFORMATION CIRCULAR
                   (Containing information as at May 8, 2006)

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON TUESDAY, JUNE 27, 2006 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

APPOINTMENT OF PROXYHOLDERS

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A Shareholder entitled to vote at the Meeting, may wish to appoint some other person (who need not be a Shareholder) to represent him at the meeting other than the persons designated in the Proxy. You may do so by inserting the desired person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.

VOTING BY PROXYHOLDER

The person you name in the proxy will vote or withhold from voting on any ballot the Common Shares represented in the proxy according to your instructions. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The proxy confers discretionary authority on the person named therein with respect to:

     (a) each matter or group of matters identified in the Proxy for which a choice is not specified, other than the appointment of an auditor and the election of directors,
     (b)  any amendment to or variation of any matter identified therein, and
     (c)  any other matter that properly comes before the Meeting.

IN RESPECT OF A MATTER FOR WHICH A CHOICE IS NOT SPECIFIED IN THE PROXY, THE PERSONS NAMED IN THE PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY FOR THE APPROVAL OF SUCH MATTER.

REGISTERED SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. If you are a registered Shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a Proxy, you must complete, date and sign the Proxy, and then return it to: Computershare Trust Company of Canada,

Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof at which the Proxy is to be used.

BENEFICIAL SHAREHOLDERS

SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries or brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary or broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxy holders named in the form and insert the Beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

This Information Circular and related material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. PLEASE RETURN YOUR INSTRUCTIONS AS SPECIFIED IN THE REQUEST FOR VOTING INSTRUCTIONS.

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting
Beneficial Owners). NOBOs can expect to receive a scanable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) "Computershare". THESE VIFS ARE TO BE COMPLETED AND RETURNED TO COMPUTERSHARE IN THE ENVELOPE PROVIDED OR BY FACSIMILE. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive."

REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at 709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               19,205,592 Common shares without par value
Authorized Capital:                   Unlimited Common shares without par value

Only Shareholders of record at the close of business on May 8, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or who complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.
Each Shareholder is entitled to one vote for each common share registered in his name on the list of Shareholders. The list is available for inspection during normal business hours at the office of the Transfer Agent and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at five and to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BUSINESS CORPORATIONS ACT ( British Columbia).

The following table and notes sets out the names of management's nominees for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.


-----------------------------------------------------------------------------------------------------------------
                                          PRINCIPAL OCCUPATION AND IF
                                          NOT AT PRESENT AN ELECTED                                  NO. OF SHARES
NAME, POSITION AND                        DIRECTOR, OCCUPATION DURING THE                            BENEFICIALLY
COUNTRY OF RESIDENCE(1)                   PAST FIVE YEARS(1)                       DIRECTOR SINCE        HELD(2)
-----------------------------------------------------------------------------------------------------------------

NIKOLAOS CACOS                            President, CEO and Director of the          Apr.11/2000       1,244,032
President, Chief Executive Officer        Company since April 2000.                                       Common
and Director
(resident of Canada)
-----------------------------------------------------------------------------------------------------------------

JOSEPH GROSSO                             Director, President and CEO of IMA          Feb.20/2004         995,680
Chairman and Director                     Exploration Inc. since February 1990.                           Common
(resident of Canada)                      Director and Chairman of the Company
                                          since February 2004,  President, CEO
                                          and Chairman of Golden Arrow Resources
                                          Corporation since 2004.
-----------------------------------------------------------------------------------------------------------------

JERRY A. MINNI(3)                         Partner of Minni, Clark & Company, CGA      Nov.19/2002         59,549
Director                                  since 1988 and CEO Raytec Development                           Common
(resident of Canada)                      since 1992
-----------------------------------------------------------------------------------------------------------------

ROBERT COLTURA(3)                         Program Coordinator, GT Hiring              Aug.2/2002          103,832
Director                                  Solutions Inc., since April, 1997 to                            Common
(resident of Canada)                      present.
-----------------------------------------------------------------------------------------------------------------

LINDSAY BOTTOMER(3)                       VP Corp. Dev., Entree Gold Inc., Nov.       Feb.11/2004         10,000
Director                                  2005 to present, President , Southern                           Common
(resident of Canada)                      Rio Resources, June 2001 to Nov. 2005.
-----------------------------------------------------------------------------------------------------------------

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Ernst & Young (formerly the Ellis Foster Group), Chartered Accountants, as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster were first appointed auditors of the Company in early 2003.

AUDIT COMMITTEES

The Audit Committee is composed of three outside and unrelated directors, Mr. Jerry Minni, Mr. Lindsay Bottomer and Mr. Robert Coltura. The following Audit Committee Charter was approved by the Board in April 2005.

                             AUDIT COMMITTEE CHARTER

     A.   MANDATE

The Board of Directors of the Corporation has an overall responsibility to oversee the affairs of the Company for the benefit of the Shareholders. The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee has been established (within the meaning of section 3(a)(58)(A) of the Exchange Act) with the following duties and responsibilities:

     - Ensure the effectiveness of the overall process of identifying and addressing principal business risk and the adequacy of the related disclosure
     - Monitor the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance
     - Monitor the independence and performance of the Company's independent auditors
     - Provide an avenue of communications among the independent auditors, management and the Board of Directors
     - Encourage adherence to, and continuous improvement of, the Company's policies, procedures and practices at all levels

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

     B.   COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of the TSX Venture Exchange ("TSX-V") and US Securities and Exchange Commission. The Audit Committee will have, at least, one member who meets the definition of "audit committee financial expert" (as defined under Section 407 of the Sarbanes-Oxley Act of 2002) and that he is independent (in accordance with the criteria set forth in the American Stock Exchange Company Guide). The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial expertise.

 Audit Committee members shall be appointed by the Board. If the Audit Committee Chair is not designated or present, the members of the Committee may designate a Chair by majority vote of the Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting. The Committee should meet, at least annually, with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, on a quarterly basis, the Committee or its Chair, should communicate with management the Company's financial statements and any significant findings based upon the Auditors limited review procedures, if any.

     C.   RESPONSIBILITIES AND DUTIES

          REVIEW PROCEDURES

          1. Review the Company's annual audited financial statements and management discussion and analysis prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

          2. In consultation with management and the independent auditors, consider the integrity of the Company's financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management's responses.

          3. In consultation with management, review the Company's quarterly financial results and management discussion and analysis prior to the release of earnings. Discuss any significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors.

          INDEPENDENT AUDITORS

          4. The independent auditors are directly accountable to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

          5. Approve the fees and other significant compensation to be paid to the independent auditors, and pre-approve any non-audit services that the auditor may provide.

          6. On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company or any member of management, that could impair the auditor's independence.

          7.   Review the independent auditors audit plan and engagement letter.

          8.   Discuss the year end results with the Committee before releasing.

          9. The Committee shall consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

          RESPONSIBILITIES

          10. At least on an annual basis, review with the Company's counsel, any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

          11. The Chairman, with the assistance of the entire Committee, shall annually produce a report to Shareholders to be included in the Company's information circulars. The Chairman of the Audit Committee will review all disclosure documents to be issued by the Company relating to financial matters, including news releases, any financial documents submitted to the TSX in Canada or the Securities and Exchange Commission in the United States and information circulars.

          12. Oversee the establishment and implementation of the Company's Code of Business Conduct and Ethics and Whistle-Blower Policy and Procedures.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company expects to receive from Ernst & Young, an invoice for audit fees of approximately $25,000 for the period ending December 31, 2005. At the time of publication of this Information Circular, the Company had not received an invoice for tax and other fees. The audit services were approved by the Company's Audit Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of Amera Resources Corporation (the "Company") has adopted the following Statement Of Corporate Governance Practices:

1.   STEWARDSHIP OF THE COMPANY

     The goal of the Company is to create Shareholder value through the development of its properties in North and South America.

     The Board of Directors, has responsibility for the stewardship of the Company, specifically to oversee the operation of the Company and supervise management.

     The Board acts in accordance with the British Columbia Business Corporations Act, the Company's Articles of Incorporation and By-laws, the policies of the TSX Venture Exchange, and securities rules in the Province of British Columbia.

     Every Board director is part of the process of establishing policies for the Company and its subsidiaries.

     (a) THE STRATEGIC PLANNING PROCESS. The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     (b) PRINCIPAL RISKS. The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

     (c) SUCCESSION PLANNING. The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management. The Board appoints the President, Chief Executive Officer and Chairman, as well as the Audit Committee members and officers each year at its first meeting of Directors immediately following the Annual General Meeting.

     (d) COMMUNICATIONS POLICY. The Board assesses from time to time how effectively the Company communicates with Shareholders, but does not have a formal communication policy. The Company meets or exceeds all requirements to disseminate material information in a timely manner based on the TSX Exchange policies. The Company keeps an electronic database for disseminating information, has provided interested parties with a toll free number, meets with brokers and portfolio managers and attends investment conferences in Canada and the U.S. The Company has a website with detailed information on its properties and corporate structure and offers parties an electronic means of communicating with the Company.

     (e) INTEGRITY OF INTERNAL CONTROL. The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control systems. This process is undertaken on an annual basis during preparation of the year end financial audit. The Audit Committee also reviews and assesses the financial statements on a quarterly basis and reviews annually the Disclosure and Insider Trading Policy.

2.   BOARD INDEPENDENCE

     The Board shall consist of five directors. Jerry Minni, Lindsay Bottomer and Robert Coltura are "outside" and "unrelated" directors. The other two directors, Joseph Grosso and Nikolaos Cacos, because of their management positions, are "inside" and "related". The entrepreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3.   INDIVIDUAL UNRELATED DIRECTORS

     The Board currently consists of three unrelated and outside directors - Jerry Minni, Lindsay Bottomer and Robert Coltura

     Jerry Minni was appointed a director in November 2002. Mr. Minni serves on the board of directors of several companies and is a Partner of Minni, Clark & Company, Certified General Accountants.

     Robert Coltura became a director of the Company in August 2002 and is currently Program Coordinator GT Hiring Solutions. Mr. Coltura is also
     President of Matalia Investments Ltd., a consultant to the hospitality industry.

     Lindsay Bottomer has been a director of the Company since February 2004 and is presently Vice President of Corporate Development., Entree Gold Inc. and a director of several other publicly listed companies.

4.   RELATED INSIDE DIRECTORS

     Mr. Grosso was appointed a director, and Chairman of the Company in February 2004. He is also President, CEO, Chairman and a Director of Golden Arrow Resources Corporation, and President, CEO and Director of IMA Exploration Inc.

     Nikolaos Cacos has been a director, President and CEO of the company since April 2000. He is also a director and Secretary of Golden Arrow Resources Corporation, and a Vice President of IMA Exploration Inc.

5.   NOMINATING COMMITTEE

     The Board has not constituted a nominating committee to propose new nominees to the Board and for assessing directors' performance because the Company is too small to justify a formal process. However, the Board as a whole from time to time discusses potential candidates for the Board, particularly during the preparation of the Annual General Meeting Information Circular.

6.   ASSESSING THE BOARD'S EFFECTIVENESS

     The Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors, however, the Chairman has responsibility for ensuring the effective operation of the Board.

7.   ORIENTATION AND EDUCATION OF DIRECTORS

     The Company does not have a formal process of orientation and education for new members of the Board. The outside Board members currently have considerable experience as members of the boards of other public companies. Senior management provides updated presentations on material changes of the Company's business to all members of the Board.

8.   EFFECTIVE BOARD SIZE

     The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry as well as financial experience.

9.   COMPENSATION OF DIRECTORS

     Board members are not presently compensated in their capacity as a director although they are reimbursed for expenses incurred in connection with their service.

10.  THE AUDIT COMMITTEE

     The Audit  Committee  members are three  outside and  unrelated  directors:
     Jerry Minni, Robert Coltura and Lindsay Bottomer. The Audit Committee meets each quarter to review the interim financials and meets one time, and more if necessary, to review the year end financials. The auditors of the Company report to the Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and interim financial statements before the board approves them.

11.  APPROACH TO CORPORATE GOVERNANCE

     The Board of Directors has assumed the responsibility for developing the Company's approach to governance issues and responding to governance guidelines.

12.  POSITION DESCRIPTIONS

     The Company has not formally developed position descriptions for the Board and the Chief Executive Officer, however, the Board is satisfied that senior management is fully aware of their responsibilities and those matters that are within their mandate.

13.  BOARD INDEPENDENCE

     The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Chairman, Mr. Joseph Grosso, and Nikolaos Cacos, President and CEO are members of management as well as directors of the Company. In view of the size of the Company, management representation on the Board, and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet without management present at the meeting.

14.  ETHICAL BUSINESS CONDUCT

     The Board has adopted a Code of Business  Conduct and Ethics. A copy of the
     Code   and   Policy   can   be   found   on   the   Company    website   at
     http://www.ameraresources.com

     The Board appoints a Compliance Officer who is responsible for investigating and resolving all reported complaints and allegations concerning violations of the Code of Business Conduct. The Compliance Officer has direct access to the Audit Committee and the Board and the Compliance Officer is required to report to the Board at least annually on compliance activity.

STATEMENT OF EXECUTIVE COMPENSATION DURING LAST COMPLETED FINANCIAL YEAR

The Company is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its directors and officers. The following fairly reflects all material information regarding compensation paid by the Company to its directors and officers, which information has been disclosed to the Company's Shareholders in accordance with applicable Canadian law.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Named Executive Officers mean the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual and each of the Company's four most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus exceeds $150,000.

During the Company's last completed financial year ended December 31, 2005, the Company had two Named Executive Officers, Mr. Nikolaos Cacos and Mr. Arthur Lang.

The following table (presented in accordance with the regulations (the "Regulations") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2005, 2004 and 2003 (to the extent required by the Regulations) in respect of the Named Executive Officers:


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                      --------    ------------------------------    ----------------------------    -------    ---------
                        YEAR                             OTHER                       RESTRICTED
------------------      ENDED                            ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND          DECEMBER                           COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION       31       SALARY      BONUS      SATION     SARS GRANTED(1)  SHARE UNITS    PAYOUTS      SATION
------------------    --------    ------------------------------    ----------------------------    -------    ---------
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)

Nikolaos Cacos          2005      73,500        Nil        Nil              Nil          Nil          Nil          Nil
President and CEO       2004      72,400        Nil        Nil           50,000          Nil          Nil          Nil
                        2003         Nil     25,000        Nil          125,000          Nil          Nil          Nil

Arthur Lang             2005      13,402(2)     Nil        Nil              Nil          Nil          Nil          Nil
                        2004         Nil(3)     Nil        Nil              Nil          Nil          Nil          Nil
                        2003         Nil        Nil        Nil              Nil          Nil          Nil          Nil
------------------    --------    ------------------------------    ----------------------------    -------    ---------

NOTE:
(1) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(2) During the year 2005, Mr. Lang's total compensation from Grosso Group Management Ltd. (the "Grosso Group") was $94,667, of which $13,402 was allocated to the Company as part of the Grosso Group fees for the year.
(3) During the year 2004, Mr. Lang received his compensation from IMA Exploration Inc.

LONG TERM INCENTIVE PLAN AWARDS

The Company does not have any long term incentive plan awards ("LTIP") defined as "any plan providing compensation intended to motivate performance over a period longer than one financial year and does not include option or SAR plans or plans for compensation through restricted shares or units."

OPTION/STOCK APPRECIATION RIGHT ("SAR") GRANTS

During the financial year ended December 31, 2005 no option grants were made to the Named Executive Officers of the Company.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2005 by the Named Executive Officer(s), and the financial year end value of unexercised options on an aggregated basis:

==============          ===========     ===============    ===================    ====================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------          -----------     ---------------    -------------------    ---------------------

Nikoloas Cacos             Nil               Nil              175,000 / NA                Nil / NA

Arthur Lang                Nil               Nil                  Nil / NA                Nil / NA

==============          ===========     ===============    ===================    ====================

NOTES:
(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2005 of $0.54 per share, less the exercise price of in-the-money stock options.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

During the Company's most recently completed financial year or current financial year, Mr. Cacos' contract with the Company contains provision for a bonus plus eighteen months of compensation upon termination of employment (as a result of resignation, retirement, change of control, etc.).

DIRECTOR COMPENSATION

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended December 31, 2005.

NON-CASH COMPENSATION

No stock  options were granted by the Company  during the  financial  year ended
December 31, 2005 to the directors who are not the Named Executive Officer of the Company:

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2004 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:


====================    ===========     ===============    ===================    ====================
                                                           UNEXERCISED OPTIONS    VALUE OF UNEXERCISED
                                                            AT FINANCIAL YEAR     IN THE MONEY OPTIONS
                        SECURITIES                               END(3)           AT FINANCIAL YEAR END
                        ACQUIRED ON     AGGREGATE VALUE           (#)                   ($)(3)(4)
                        EXERCISE(1)       REALIZED(2)         EXERCISABLE/              EXERCISABLE/
NAME                       (#)               ($)             UNEXERCISABLE             UNEXERCISABLE
--------------------    -----------     ---------------    -------------------    ---------------------

Directors as a group       Nil               Nil              325,000 / N/A               NA / NA
who are not Named
Executive Officers

====================    ===========     ===============    ===================    ====================

NOTES:

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing price of common shares of the Company on the TSX Venture.
(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on December 31, 2005 of $0.54 per share, less the exercise price of in-the-money stock options.

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Company does not have any defined benefit or actuarial plans under which benefits are determined primarily by final compensation (or average final compensation) and years of service of the Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of compensation plans during the financial year ended December 31, 2004:

===================================================================================================================
                                                                                            Number of securities
                                                                                           remaining available for
                                  Number of securities to    Weighted-average exercise      future issuance under
                                  be issued upon exercise      price of outstanding       equity compensation plans
                                  of outstanding options,      options, warrants and       (excluding securities
                                    warrants and rights               rights               reflected in column (a))
-----------------------------     -----------------------    -------------------------    -------------------------
Plan Category                              (a)                          (b)                          (c)
-----------------------------     -----------------------    -------------------------    -------------------------

Equity compensation plans               1,504,500                      $0.70                       155,409
approved by securityholders

Equity compensation plans not                   -                          -                             -
approved by security holders
-----------------------------     -----------------------    -------------------------    -------------------------
Total                                   1,504,500                      $0.70                       155,409
===================================================================================================================

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2005, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Grosso Group Management Ltd. ("Grosso Group") Administrative Services Agreement. Effective January 1, 2005, the Company engaged Grosso Group to provide services and facilities to the Company. On May 6, 2005, an administrative services agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is owned by the Company, IMA Exploration Inc., Golden Arrow, Astral Mining Corporation and Gold Point Energy Corp., each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During fiscal 2005, the Company incurred fees of $377,410 to the Grosso Group. In addition, included in the accounts receivable, is a $95,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

Effective January 2, 2004, the Company entered into a management agreement with Mr. Nikolaos Cacos for his services as President of the Company. For 2004, Mr. Cacos was paid an aggregate of $72,400. The compensation amounts are adjusted annually and the aggregate for 2005 was $73,500 . The agreement also provides that, in the event Mr. Cacos' services are terminated without cause or upon a change of control of the Company, a termination payment would include a bonus plus eighteen months' compensation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTION PLAN

ANNUAL APPROVAL OF THE STOCK OPTION PLAN

At the Annual and Extraordinary General Meeting of Shareholders held on June 22, 2005, the Shareholders approved the Company's Stock Option Plan (the "Stock Option Plan") which provides for a total of up to ten percent (10%) of the issued and outstanding shares of the Company be available for issuance by the Stock Option Plan.

The TSX-V requires all TSX-V listed companies who have adopted a stock option plan, to obtain Shareholder approval of the Stock Option Plan on an annual basis. The TSX-V must then approve the plan. Accordingly, the Company requests that the Shareholders ratify the annual approval resolution for the Company's Stock Option Plan.

The rules of the Exchange require that the annual approval of the Stock Option Plan be an affirmative vote of a majority of at least 50% of the votes cast at the Meeting either in person or by proxy. Shareholders will be asked at the Meeting to pass an ordinary resolution in the form set out below.

A full copy of the Stock Option Plan will be available at the Meeting. Shareholders may obtain an advance copy of the Stock Option Plan upon request to Amera Resources Corporation, Suite 709, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Attention: President. Faxed requests should be sent to: (604) 687-1858.

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. The Stock Option Plan, in the form approved by the Shareholders of Amera Resources Corporation ("AMERA") at the Annual and Extraordinary General Meeting held on June 22, 2005, is hereby ratified, confirmed and approved;
     2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan and up to the number of common shares of the Company equal to ten percent (10%) of the number of common shares of the Company issued and outstanding on the grant date of the options; and
     3. the Board of Directors is authorized to make such amendments to the Stock Option Plan from time to time as the Board may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of all applicable regulatory authorities and in accordance with the terms of the Stock Option Plan.

MANAGEMENT OF AMERA RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FOREGOING RESOLUTIONS, AND THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPROVAL OF THE FOREGOING RESOLUTIONS AT THE MEETING UNLESS OTHERWISE DIRECTED BY THE SHAREHOLDERS APPOINTING THEM.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereof will be placed before the Meeting. Financial statements and additional information relating to the Company's activities and may be found on SEDAR at WWW.SEDAR.COM. To obtain a copy of the most recent financial statements and MD & A, Shareholders may contact Ms. Linda McClusky, Assistant Corporate Secretary, at the Company's address.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the board of directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 8th day of May, 2006.



/s/ NIKOLAOS CACOS                         /s/ ARTHUR LANG
-------------------------------------      -------------------------------------
Chief Executive Officer and President      Chief Financial Officer and Secretary

                           AMERA RESOURCES CORPORATION

                                 (The "Company")


            2006 Request for Annual and Interim Financial Statements

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                           AMERA RESOURCES CORPORATION
                         709 - 837 WEST HASTINGS STREET
                              VANCOUVER, BC V6C 3N6



The undersigned Securityholder hereby elects to receive:

[_] Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A ;

         and / or

[_] Annual Financial Statements for the fiscal year ended December 31, 2006 and related MD&A.

Please note that a request form will be mailed each year and securityholders must return such form each year to receive the documents indicated above.



NAME:
               ----------------------------------------------------------------
ADDRESS:
               ----------------------------------------------------------------

               ----------------------------------------------------------------
POSTAL CODE:
               ----------------------------------------------------------------

I confirm that I am a:  [_] REGISTERED SHAREHOLDER OR
                        [_] BENEFICIAL SHAREHOLDER

                            of the Company.


Signature of
Securityholder:                                    Date:
               ----------------------------------        -----------------------

CUSIP:   02351P 105

                                      PROXY

 ANNUAL MEETING OF SHAREHOLDERS OF AMERA RESOURCES CORPORATION ( THE "COMPANY")


TO BE HELD AT:    THE FERGUSON ROOM
                  TERMINAL CITY CLUB TOWER
                  837 WEST HASTINGS STREET
                  VANCOUVER, BRITISH COLUMBIA

DATE:             TUESDAY, JUNE 27, 2006

TIME:             10:00 AM

THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, Nikolaos Cacos, or failing this person, Joseph Grosso both directors and officers of the Company, or in the place of the foregoing,_________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.



             THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
                SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE


RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                              For      Against
1.   To determine the number of Directors at five (5);      _______    _______

                                                              For     Withhold

2.   To elect as Director, Nikolaos Cacos;                  _______    _______

     To elect as Director, Joseph Grosso;                   _______    _______

     To elect as Director, Jerry A. Minni;                  _______    _______

     To elect as Director, Robert Coltura;                  _______    _______

     To elect as Director, Lindsay Bottomer;                _______    _______

3.   To appoint Ernst & Young as Auditors of the Company;   _______    _______

                                                              For      Against

4.   To authorize the Directors to fix the auditors'
     remuneration;                                          _______    _______

5.   To pass an ordinary resolution to ratify, confirm
     and approve the Company's stock option plan as
     approved by the Shareholders on June 22, 2005.         _______    _______

6.   To transact such other business as may properly
     come before the Meeting.                               _______    _______


THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:
                      ----------------------------------------------------------
PLEASE PRINT NAME:
                      ----------------------------------------------------------
DATE:
                      ----------------------------------------------------------
NUMBER OF SHARES
REPRESENTED BY PROXY:
                      ----------------------------------------------------------

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

--------------------------------------------------------------------------------
TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICE OF COMPUTRSHARE TRUST COMPANY OF CANADA BY MAIL OR BY FAX NO LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE TRUST COMPANY IS ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTATIO,   M5J  2Y1  AND  ITS  FAX  NUMBER  IS
1-866-249-7775.
--------------------------------------------------------------------------------